                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SPANISH BROADCASTING SYSTEM, INC.
              -----------------------------------------------------
                                (NAME OF ISSUER)

                              CLASS B COMMON STOCK
              -----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  846425874
              -----------------------------------------------------
                                 (CUSIP NUMBER)

                          William E. Wallace, Jr., Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 27, 1999
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                                  (Page 1 of 4)

     CUSIP NO.               SCHEDULE 13D                 PAGE  2 OF 4 PAGES
---------------------                                ---------------------------


1       NAMES OF REPORTING PERSONS:  Raul Alarcon, Jr.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) / /
                                                                             (b) / /
3       SEC USE ONLY

4       SOURCE OF FUNDS
        Not applicable.(1)

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                    / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

       NUMBER OF         7       SOLE VOTING POWER
         SHARES                  26,156,750
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY                 0
          EACH           9       SOLE DISPOSITIVE POWER
       REPORTING                 26,156,750
      PERSON WITH        10      SHARED DISPOSITIVE POWER
                                 0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             26,156,750

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                           / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             74.4%

14      TYPE OF REPORTING PERSON
             IN

(1)See item 3.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     The securities to which this Statement on Schedule 13D relates are the Class B Common Stock, $.0001 par value per share (the "Common Stock") of Spanish Broadcasting System, Inc. (the "Company"). The principal executive office of the Company is located at 3191 Coral Way, Miami, Florida 33145.


Item 2. Identity and Background

     This Statement on Schedule 13D is being filed by Raul Alarcon, Jr. Mr. Alarcon is the Chairman of the Board of Directors, Chief Executive Officer, and President of the Company. His business address is 3191 Coral Way, Miami, Florida 33145. Mr. Alarcon's principal occupation is serving as Chairman of the Board of Directors, Chief Executive Officer, and President of the Company.

     Mr. Alarcon has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, to which this statement makes no reference) nor has Mr. Alarcon, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable. The shares were acquired by Mr. Alarcon in 1994 in a private transaction from his father, Pablo Raul Alarcon, Sr. This filing is being made because the Company completed its initial public offering of Class A Common Stock on October 27, 1999 (the "Initial Offering").

Item 4. Purposes of Transaction

     Mr. Alarcon acquired the shares in a private transaction from his father, Pablo Rail Alarcon, Sr. in 1994 and retains the Common Stock for the control of management and operations of the Company and investment purposes. He intends to monitor and evaluate the investment on a continuing basis.

     In connection with and upon completion of the initial offering, Mr. Alarcon was named Chairman of the Board of Directors of the Company. Jason L. Shrinsky and Ramon Marinez IV were named Directors of the Company on November 2, 1999. Pablo Raul Alarcon, Sr. was designated as Chairman Emeritus of the Company and ceased to be an officer of the Company and Jose Grimalt was named Secretary Emeritus and ceased to be an officer of the Company on November 2, 1999.

     Except as set forth above, Mr. Alarcon, nor, to his knowledge, any other person, has any plans or proposals which relate to or would result in any of the matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Alarcon, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.


     (a) - (b) Raul Alarcon, Jr. is the beneficial owner of an aggregate of 26,156,750 shares of the Common Stock Such shares represent 74.4% of the outstanding shares of the Common Stock. Mr. Alarcon has sole voting and dispositive power with respect to such shares of the Common Stock.

     (c) Raul Alarcon, Jr. sold 1,750,000 shares of the Common Stock at the Initial Offering price of $20.00 per share, which automatically converted to shares of Class A Common Stock upon transfer, in the Offering, effected on October 27, 1999.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Alarcon entered into a lock-up agreement with Lehman Brothers, Inc. on behalf of the underwriters of the Company's initial public offering, a form of which which is attached hereto as Exhibit 10.39 and incorporated by reference to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on October 28, 1999. Pursuant to such agreement, Mr. Alarcon agreed not to, directly or indirectly, offer for sale, sell, pledge, or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock owned by Mr. Alarcon on the date of the execution of the lock-up agreement; or enter into any swap or other derivatives transaction that transfers to another any of the economic benefits or risks of ownership of such shares of Common Stock for a period of 180 days after the date of the final prospectus relating to the Initial Offering.

     Mr. Alarcon is party to a Common Stock Registration Rights and Stockholders Agreement dated as of March 15, 1997, attached hereto as Exhibit
10.4 and incorporated by reference to an Exhibit of the same number to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on October 28, 1999, and a Common Stock Registration
Rights and Stockholders Agreement dated as of June 29, 1994, attached hereto as
Exhibit 10.8 and incorporated by reference to an Exhibit of the same number to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on October 28, 1999. Pursuant to each, Mr. Alarcon is subject to a take-along right, whereby he is required to allow certain other stockholders to participate in the sale of shares of Common Stock of the Company if such sale involves at least 15% of the shares of Common Stock collectively held by the "Management Stockholders" (as defined in such agreements). The agreements also provide for piggyback and demand registration rights.

Item 7. Material to be Filed as Exhibits.

1.1* Form of Underwriting Agreement with Lehman Brothers Inc. and CIBC World Markets Corp., dated October 27, 1999.

10.39** Form of Lock-up Letter Agreement.

10.4** Common Stock Registration Rights and Stockholders Agreement dated as of March 15, 1997 among the Company, certain Management Stockholders named therein and CIBC Wood Gundy Securities Corp., as Initial Purchaser.

10.8* Commmon Stock Registration Rights and Stockholders Agreement dated as of June 29, 1994 among the Company, certain Management Stockholders named therein and each of the purchasers named therein.

 * Incorporated by reference to Exhibit of the same number of the Company's Form 8-K, as filed with the Securities and Exchange Commission on November 8, 1999.

** Incorporated by reference to Exhibits of the same number to the Company's Registration Statement on Form S-1, Amendment No. 5, as filed with the Securities and Exchange Commission on October 28, 1999.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 8, 1999




     /s/ Raul Alarcon, Jr.
     ---------------------
     Raul Alarcon, Jr.




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